Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 20, 2019

Ms. Julia Griffith

Mr. Dietrich King

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Cabaletta Bio, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted September 6, 2019
CIK No. 0001759138

Dear Ms. Griffith and Mr. King:

This letter is confidentially submitted on behalf of Cabaletta Bio, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 originally confidentially submitted on August 2, 2019, as amended on September 6, 2019 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated September 17, 2019 to Steven Nichtberger, the Company’s Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Draft Registration Statement).

Amended Draft Registration Statement on Form S-1

Financial Statements

Ms. Griffith

Mr. King

Securities and Exchange Commission

September 20, 2019

Statements of Operations, page F-4

1.	With regard to your response to comment 13, please:

•	tell us why you believe it is appropriate to weight the period of April 3, 2017 to August 22, 2017 at 51% when there were no shares outstanding to share in the loss,

RESPONSE: The Company was incorporated and commenced operations on April 3, 2017. During the period between April 3, 2017 and August 22, 2017, the Company:

•	advanced its business plan;

•	negotiated respective stock ownership and agreements with its founders;

•	evaluated possible transactions with potential collaboration and licensing partners and potential financing sources;

•	analyzed the Company’s intellectual property landscape; and

•	developed aspects of its corporate governance structure that were formally adopted in August 2017.

The Company incurred expense in connection with all of these early activities of approximately $125,000, or 50% of the Company’s expenses for the full year.

The period between April 3, 2017 and August 22, 2017 represents approximately 51% of the total days the Company was operational in 2017. During this period, the number of outstanding shares of the Company was zero. Shares of common stock were subsequently issued to the Company’s founders on August 22, 2017, which event was the initial stock issuance of the Company.

In reaching the conclusion that such a weighting was appropriate, the Company considered that while ASC 260 does not address this specific fact pattern, ASC 260-10-20 defines weighted-average number of common shares outstanding as “The number of shares determined by relating the portion of time within a reporting period that common shares have been outstanding to the total time in that period.” The expenses resulting in the net loss were incurred throughout the period from April 3, 2017 through December 31, 2017 and were ultimately paid for by the Company and thus borne by its shareholders. As a result, since the expenses incurred during the period from April 3, 2017 through August 22, 2017 were included in the numerator for purposes of calculating net loss per share, the Company concluded that the inclusion of that period in the weighted-average number of shares outstanding calculation was consistent and therefore appropriate. The Company also considered that, hypothetically, if one share had been issued on April 3, 2017, the loss per share would have been calculated using the same approach that the Company has applied in computing net loss per share, further supporting its conclusion.

•

reconcile the issuance of 4,183,250 common shares on August 22, 2017 shown in your response letter dated September 6, 2019 to the 5,000,000 common shares shown as issued in 2017 on page F-5 of the draft registration statement and explain why the computation is not based on the 5,000,000 shares,

RESPONSE: The Company issued 5,000,000 common shares to its founders as indicated on page F-5 of Amendment No. 2. However, 816,750 common shares issued to one of the founders of the Company were subject to a vesting provision at issuance. As disclosed in Note 2 to the financial statements for the year ended December 31, 2018, unvested shares are excluded from outstanding common stock in the computation of weighted-average shares outstanding pursuant to the application of the two-class method described in ASC 260-10-45-61A. Please refer to the reconciliation provided in the table below.

•	provide us your computation of the 204,187 shares and 3,156 shares that vest in some quarters as shown in your response letter dated September 6, 2019, and

RESPONSE: The 816,750 unvested common shares referred to above were initially subject to quarterly vesting of 204,187 shares each over a one-year period. However, vesting of shares to this founder were amended May 4, 2018. The number of shares vesting every quarter was equivalent to 204,187 shares and two vesting periods occurred prior to the May 4, 2018 modification.

The 3,156 shares represent the quarterly vesting of 50,506 unvested common shares issued in January 2018 that vest over four years. These shares are not part of the 5,000,000 shares issued in 2017 as shown on page F-5 of Amendment No. 2.

Ms. Griffith

Mr. King

Securities and Exchange Commission

September 20, 2019

•	tell us where the vesting of the 3,130,874 shares is shown in your calculation in your response.

RESPONSE: No portion of the 3,130,874 shares that were unvested on May 4, 2018 vested during the remainder of 2018. Of these shares, an aggregate of 794,970 vested on May 4, 2019 and the remainder began vesting quarterly August 4, 2019 over a period of two years.

Notes to the Financial Statements

6. Commitments and Contingencies

The Regents of the University of California, page F-15

Ms. Griffith

Mr. King

Securities and Exchange Commission

September 20, 2019

2.

Refer to your response to comment 15. Please disclose the amount of obligation you are committed to fund or disclose that such amount is not material as we believe this is a significant term of the agreement that should be disclosed.

RESPONSE: The Company’s respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 93, 107, F-15, F-37 of Amendment No. 2 to clarify that such amount is not material.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan, Esq.

Enclosures:

cc:	Steven Nichtberger, Cabaletta Bio, Inc.

Anup Marda, Cabaletta Bio, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Patrick O’Brien, Ropes & Gray LLP

Benjamin Kozik, Ropes & Gray LLP